SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

FOURTH QUARTER OF 2012

RESULTS

(A free translation from the original in Portuguese)

Rio de Janeiro – February 4, 2013 – Petrobras today announces its consolidated results stated in millions of Reais, prepared in accordance with International Financial Reporting Standards – IFRS issued by the International Accounting Standards Board – IASB.

Consolidated net income attributable to the shareholders of Petrobras reached R$ 7,747 million in the 4Q-2012 and R$21,182 million in the year ended December 31, 2012. The Adjusted EBITDA reached R$ 11,944 million in the 4Q-2012 and R$53,439 million in the year ended December 31, 2012, respectively.

Highlights

R$ million
					Year ended December 31,
4Q-2012	3Q-2012	4Q12 X 3Q12 (%)	4Q-2011		2012	2011	2012 X 2011 (%)

7,747	5,567	39	5,049	Consolidated net income/(loss) attributable to the shareholders of Petrobras	21,182	33,313	(36)
2,614	2,523	4	2,670	Total domestic and international crude oil and natural gas production (mbbl/d)	2,598	2,622	(1)
11,944	14,375	(17)	14,054	Adjusted EBITDA	53,439	62,246	(14)
254,852	273,754	(7)	291,564	Market capitalization (Parent Company)	254,852	291,564	(13)

The Company reported 4Q-2012 net income of R$ 7,747 million and the following highlights:

•         Total proved reserves reached 16.44 billion barrels of oil equivalent (BOE) according to SPE/ANP criteria. In Brazil, the Reserves-to-Production ratio (R/P) was 19.3 years and the reserve replacement ratio was higher than 100% for the twenty-first consecutive year (103%).

•         Crude oil production increased, mainly reflecting the production startup of the Baleia Azul pre-salt field, in the Campos Basin, in September 2012 and the improved operational efficiency of this basin.

•         Higher gasoline and natural gas domestic sales volumes, mainly met by a higher share of imports.

•         Gains on disposal of National Treasury Notes – B Series (NTN-B) helped to increase the finance income.

•         The amount of R$ 8,876 million relating to dividends proposed comprise interest on capital in the amount of   R$0.47 per common share and R$0.96 per preferred share, of which R$2,609 million were paid in advance during 2012. Interest on capital is a form of dividend distribution which is deductible for tax purposes in Brazil. An amount of R$2,131 million was recognized in the fourth quarter relating to tax benefits from interest on capital.

•         The cost reduction targets for the Operating Costs Optimization Program (PROCOP) were announced in December 2012, with potential savings of R$32 billion in the 2013-2016 period.

Comments from the CEO Mrs. Maria das Graças Silva Foster

Dear Shareholders and Investors,

Net income for 2012 was R$ 21 billion. This result, 36% below 2011 net income, was the result of growing oil product imports at higher prices, the depreciation of the Real, which impacts both our financial result and operating costs, and the increase in non-recurring expenses such the write-off of dry wells. Contributing to the lower income was the daily production of oil in Brazil, which although within our target range according to PNG 2012-2016, was 1,980 kbpd, 2% lower than 2011.

Our Brazilian refineries produced 1,997 kbpd of refined products, an increase of 5% over 2011. Improved operating efficiency (96% utilization factor) was responsible for the higher output, leading to record processing and reduced import needs. Natural gas consumption increased to 74.9 million m3/d, up 22% from the prior year, due to increased demand from thermoelectric power plants. Demand reached 89.4 million m3/d in the fourth quarter, as a result of record daily energy generation (5,883 MW on November 26), with  domestic gas deliveries (49.6 million m3/d on October 11), reducing the need to import LNG and Bolivian gas.

Despite the adversities faced by Petrobras in 2012, I would like to reiterate my strong belief in the Company’s medium and long-term prospects. This Administration fully recognizes the difficulties we face and is working ceaselessly to overcome them. Following an extensive and detailed diagnosis of our operating problems, we defined priorities and implemented short and medium-term structuring initiatives to improve our financial and economic results. The Operating Cost Optimization Program (Procop), the Program to Increase the Operating Efficiency of the Campos Basin (Proef), the Divestment Program (Prodesin) and the Logistics Infrastructure Optimization Program (Infralog) are examples of these initiatives, which have built-in goals and indicators established by various working teams and approved by the Executive Board, and are currently being intensely monitored by top Management.

The positive results are already measurable. The Proef has already begun to reverse the sharp drop in the efficiency of the Campos Basin Operational Unit, which fell to as low as 67% in April of 2012 when the program was implemented, but improved to 78% in December; the Procop established 515 cost reduction initiatives that will generate savings of R$32 billion between 2013 and 2016; and Infralog will rationalize the port, airport, pipeline and terminal project portfolios in order to meet expected oil and oil product output and market demand by 2020.

These new processes are now part of our daily routine and dialogue. I would like to highlight the Executive Board meetings, which are now held twice weekly to focus on the physical and financial monitoring of the principal projects in our investment plan. We have also implemented a number of important structural and organizational changes throughout the Company during 2012, enhancing efficiency, while at the same time promoting needed administrative changes. We are fully aware that only the constant pursuit of efficiency will allow us to achieve permanent gains that will improve the Company’s long term profitability, which is this Administration’s primary objective.

In 2013, we can only expect to maintain the current level of oil production. This is because of the concentration of scheduled maintenance stoppages of platforms that is needed in the first half of the year. Eventually offsetting the impact of the maintenance will be six new platforms to begin operations in the Sapinhoá, Baúna and Piracaba, Lula Nordeste, Papa-Terra and Roncador fields. These will contribute to growing production in the second half of the year, with the surge of output expected to continue into 2014. We will maintain the pace of our investments, which are estimated at R$97.6 billion in 2013, mostly allocated to oil and gas exploration and production in Brazil.

I am determined, together with the Executive Board and its leadership, to consolidate a process of improving management. Guided by transparency and pragmatism, we will continue to devote all our knowledge and efforts to achieving the goals of our Business and Management Plan, thereby generating more value for our shareholders and investors.

Maria das Graças Silva Foster

CEO

FINANCIAL HIGHLIGHTS

Main Items and Consolidated Economic Indicators

R$ million
					Year ended December 31,
4Q-2012	3Q-2012	4Q12 X 3Q12 (%)	4Q-2011		2012	2011	2012 X 2011 (%)

73,405	73,793	(1)	65,257	Sales revenues	281,379	244,176	15
16,562	18,086	(8)	17,306	Gross profit	70,907	77,237	(8)
6,120	8,864	(31)	7,752	Net income before financial results, profit-sharing and income taxes	32,397	45,403	(29)
2,788	(569)	-	400	Net finance income (expense)	(3,723)	122	-
7,747	5,567	39	5,049	Consolidated net income/(loss) attributable to the shareholders of Petrobras	21,182	33,313	(36)
0.59	0.43	37	0.39	Basic and diluted earnings per share [1]	1.62	2.55	(36)
254,852	273,754	(7)	291,564	Market capitalization (Parent Company)	254,852	291,564	(13)

23	25	(2)	27	Gross margin (%)	25	32	(7)
8	12	(4)	12	Operating margin (%) [2]	12	19	(7)
11	8	3	8	Net margin (%)	8	14	(6)
11,944	14,375	(17)	14,054	Adjusted EBITDA – R$ million [3]	53,439	62,246	(14)

				Net income before financial results, profit-sharing and income taxes by business segment (in millions of Reais)
17,653	16,453	7	15,606	. Exploration & Production	69,214	61,852	12
(8,614)	(8,582)	-	(6,502)	. Refining, Transportation and Marketing	(34,168)	(14,508)	(136)
592	460	29	658	. Gas & Power	2,091	4,212	(50)
(47)	(60)	22	(86)	. Biofuel	(250)	(275)	9
824	652	26	433	. Distribution	2,796	1,885	48
6	1,341	-	1,626	. International	3,740	3,526	6
(2,691)	(2,308)	(17)	(2,331)	. Corporate	(9,641)	(8,008)	(20)

24,329	21,135	15	21,715	Capital expenditures and investments (in millions of Reais)	84,137	72,546	16
110.02	109.61	-	109.31	Brent crude (US$/bbl)	111.58	111.27	-
2.06	2.03	1	1.80	Average commercial selling rate for U.S. dollar (R$/U.S.$)	1.96	1.67	17
2.04	2.03	-	1.88	Period-end commercial selling rate for U.S. dollar (R$/U.S.$)	2.04	1.88	9
7.18	7.79	(1)	11.32	Selic interest rate - average (%)	8.54	11.67	(3)

				Average price indicators
196.33	190.96	3	173.13	Domestic basic oil products price (R$/bbl)	186.55	167.87	11
				Sales price - Brazil
100.56	101.80	(1)	103.10	. Crude oil (U.S. dollars/bbl) [4]	104.60	102.24	2
46.50	47.73	(3)	53.51	. Natural gas (U.S. dollars/bbl)	48.45	52.96	(9)
				Sales price - International
93.43	90.42	3	97.11	. Crude oil (U.S. dollars/bbl)	94.37	91.37	3
13.80	17.45	(21)	21.31	. Natural gas (U.S. dollars/bbl)	17.99	17.28	4

  ______________________

       1  Basic and diluted earnings per share calculated based on the weighted average number of shares.

      2 Calculated based on net income before financial results, profit-sharing and income taxes.

      3 EBITDA + share of profit of equity-accounted investments and impairment.

     4 Average between exports and the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

3

FINANCIAL HIGHLIGHTS

RESULTS OF OPERATIONS

4Q-2012 x 3Q-2012 Results:

Gross Profit

Gross profit was 8% lower (R$ 1,524 million) compared to the 3Q-2012, mainly due to:

➢ Sales revenues of R$ 73,405 million were virtually flat compared to the 3Q-2012. The increased domestic demand, mainly of gasoline (7%), natural gas (20%) and fuel oil (38%) and the higher electricity sales prices were offset by lower crude oil exports and trading operations.

➢ Costs of sales of R$ 56,843 million was 2% higher compared to the 3Q-2012 due to the increase of the domestic sales volume (4%), mainly met by a higher share of gasoline and LNG imports, partially offset by lower trading volumes.

Net income before financial results, profit-sharing and income taxes

Net income before financial results, profit-sharing and income taxes decreased by 31% (R$ 2,744 million) compared to the 3Q-2012, mainly due to the lower gross profit, to higher write-offs of dry or sub-commercial wells in Brazil (R$ 524 million) and to the decrease in the operating profit of the international segment (R$1,335 million), mainly as a result of impairment charges, inventory write-downs to market value and higher crude oil exploration costs.

Net finance income (expense)

Net finance income was R$2,788 million, R$ 3,357 million higher compared to the 3Q-2012 due to the higher finance income, primarily as a result of gains on disposal of National Treasury Notes – B Series (NTN-B) and monetary updating of judicial deposits (R$ 2,635 million).

   Net income attributable to the shareholders of Petrobras

Net income attributable to the shareholders of Petrobras reached R$  7,747 million, 39% higher compared to the 3Q-2012, reflecting tax benefits from deduction of interest on capital (R$ 2,131 million) and the higher net finance income, partially offset by lower net income before financial results, profit-sharing and income taxes.

4

FINANCIAL HIGHLIGHTS

RESULTS OF OPERATIONS

2012 x 2011 Results:

Gross Profit

Gross profit was 8% lower (R$ 6,330 million) compared to 2011, mainly due to:

➢ 15% increase in sales revenues (R$ 37,203 million), reflecting:

•    Rising export prices and higher oil product prices in the domestic market due to increased gasoline and diesel prices and to the impact of the depreciation of the Real (17% impact) on oil products that are adjusted to reflect international prices;

•    An 8% increase in domestic sales volumes, mainly of gasoline (17% increase), diesel (6%), jet fuel (5%) and natural gas (17%), partially offset by lower crude oil exports volumes due to higher feedstock processed and to the lower crude oil production.

➢ 26% increase in the cost of sales (R$ 43,533 million), due to:

•    An 8% increase in domestic sales volumes of oil products, mainly met by imports;

•    Higher crude oil and oil products imports costs, as well as higher production taxes driven by the depreciation of the Real relative to the U.S. dollar;

•    Higher depreciation, depletion and amortization costs due to the operational start-up of new facilities.

Net income before financial results, profit-sharing and income taxes

Net income before financial results, profit-sharing and income taxes reached R$ 32,397 million, a 29% decrease compared to 2011,                   due to the lower gross profit and to a 21% increase in operating expenses, mainly as a result of:

•    An increase in selling expenses (R$ 654 million), higher freight costs driven by the increase of sales volumes and higher employee compensation expenses arising from the 2011 and 2012 Collective Bargaining Agreements;

•    An increase in general and administrative expenses (R$ 1,195 million), reflecting higher employee compensation expenses arising from the 2011 and 2012 Collective Bargaining Agreements, larger workforce and increased third-party technical services;

•    Higher exploration costs (R$ 3,443 million), reflecting higher write-offs of dry or sub-commercial wells;

•    Higher other operating expenses (R$ 1,607 million), mainly due to increased losses on legal and administrative proceedings.

Net finance income (expense)

Net finance expense of R$3,723 million (compared with a net finance income of R$122 million in 2011), driven by the effect of the depreciation of the Real relative to the U.S. dollar on a higher net debt.

Net income attributable to the shareholders of Petrobras

Net income attributable to the shareholders of Petrobras reached R$ 21,182 million in 2012, a 36% decrease compared with R$ 33,313 million in 2011, mainly reflecting the effect of the depreciation of the Real relative to the U.S. dollar on a higher net debt and lower net income before financial results, profit-sharing and income taxes.

5

FINANCIAL HIGHLIGHTS

NET INCOME BY BUSINESS SEGMENT

Petrobras is an integrated energy company, with the greater part of its oil and gas production in the Exploration & Production segment being transferred to other business segments of the Company.

The measurement of segment results includes transactions carried out with third parties and transactions between business areas which are charged at internal transfer prices defined between the areas using methods based on market parameters.

EXPLORATION & PRODUCTION

				(R$ million)	Year ended December 31,
4Q-2012	3Q-2012	4Q12 X 3Q12 (%)	4Q-2011	Net Income	2012	2011	2012 X 2011 (%)

11,521	10,808	7	10,328		45,446	40,594	12

(4Q-2012 x 3Q-2012): Net income increased due to a 4% increase of crude oil and NGL production, partially offset by higher write-offs of dry or sub-commercial wells.

The spread between the average domestic oil price (sale/transfer) and the average Brent price increased from U.S.$7.81/bbl in the 3Q-2012 to U.S.$9.46/bbl in the 4Q-2012.

(2012 X 2011): Net income was higher due to increased domestic crude oil prices (sales/transfer), reflecting the depreciation of the Real and to lower impairment charges. These effects were partially offset by higher maintenance and repair costs related to wells, freight costs for oil platforms, depreciation of equipments and production taxes due to the start-up of new systems/wells, along with higher write-offs of dry or sub-commercial wells mainly drilled between 2009 and 2012 (at higher costs), especially in areas of new exploratory frontiers.

The spread between the average domestic oil price (sale/transfer) and the average Brent price diminished from US$9.03/bbl in 2011 to US$6.98/bbl in 2012.

					Year ended December 31,
4Q-2012	3Q-2012	4Q12 X 3Q12 (%)	4Q-2011	Exploration & Production - Brazil (mbbl/d) (*)	2012	2011	2012 X 2011 (%)

1,980	1,904	4	2,049	Crude oil and NGLs	1,980	2,022	(2)
398	377	6	367	Natural gas [5]	375	355	6
2,378	2,281	4	2,416	Total	2,355	2,377	(1)

(4Q-2012 x 3Q-2012):   Crude oil and NGL production increased due to the operational start-up of FPSO Cidade de Anchieta, in Baleia Azul field in September (+57 mbd), to the increase in operational efficiency levels in Campos Basin driven by the Operational Efficiency Increase Program (Programa de Aumento da Eficiência Operacional – PROEF), to the interconnection of new wells in platforms P-53 (Marlim Leste field), P-51 and P-56 (Marlim Sul field) (+31 mbd), partially offset by the termination of the Iracema extended well test (EWT) and by the natural decline of production.

(2012 X 2011): Crude oil and NGL production decreased due to higher operational losses and to a stoppage in the Frade field, partially offset by the startup of new wells and by an increase in the operational efficiency levels in the Campos Basin.

Natural gas production increased due to the Uruguá, Mexilhão, Lula and Tambaú fields and to the higher efficiency in platforms in the Campos Basin.

___________

(*)  Not revised.

5  Does not include LNG. Includes gas reinjection.

6

FINANCIAL HIGHLIGHTS

					Year ended December 31,
4Q-2012	3Q-2012	4Q12 X 3Q12 (%)	4Q-2011	Lifting Cost - Brazil (*)	2012	2011	2012 X 2011 (%)
				U.S.$/barrel:
13.94	15.42	(10)	12.49	Excluding production taxes	13.92	12.59	11
33.25	34.18	(3)	33.31	Including production taxes	33.83	32.52	4

				R$/barrel:
28.60	31.15	(8)	22.47	Excluding production taxes	27.22	21.19	28
68.14	69.83	(2)	60.04	Including production taxes	66.16	55.04	20

Lifting Cost - Excluding production taxes – U.S.$/barrel

(4Q-2012 x 3Q-2012):   Lifting cost excluding production taxes in U.S.$/barrel decreased by 10%. Excluding the impact of the depreciation of the Real it decreased by 9% due to the higher production and lower employee compensation costs, which included the payment of a non-recurring bonus in the 3Q-2012, related to the signing of the 2012 Collective Bargaining Agreement.

(2012 X 2011): Lifting cost excluding production taxes in U.S.$/barrel increased by 11%. Excluding the impact of the depreciation of the Real it increased by 22% due to higher maintenance and repair costs related to wells in the Marlim and Albacora fields, in connection with the Operational Efficiency Increase Program (Programa de Aumento da Eficiência Operacional – PROEF), as well as higher employee compensation costs arising from the 2011 and 2012 Collective Bargaining Agreements and higher workforce.

Lifting Cost - Including production taxes – U.S.$/barrel

(4Q-2012 x 3Q-2012):   Lifting cost, including production taxes, in U.S.$/barrel, decreased by 3%. Excluding the impact of the depreciation of the Real it decreased by 2% due to the lower lifting cost excluding production taxes, partially offset by the higher special participation charges on Marlim Leste.

(2012 X 2011): Lifting cost including production taxes, in U.S.$/barrel, increased by 4%. Excluding the impact of the depreciation of the Real dollar it increased by 9% due to the effects described above for the lifting cost excluding production taxes and also due to the higher special participation charges on Jubarte, Marlim Sul and Lula fields. These effects were partially offset by a 2% decrease on the average reference price of domestic oil in U.S. dollars, used to compute the production taxes.

__________________________

(*)  Not revised.

FINANCIAL HIGHLIGHTS

REFINING, TRANSPORTATION AND MARKETING

				(R$ million)	Year ended December 31,
4Q-2012	3Q-2012	4Q12 X 3Q12 (%)	4Q-2011	Net Income	2012	2011	2012 X 2011 (%)

(5,650)	(5,652)	-	(4,412)		(22,931)	(9,955)	(130)

(4Q-2012 x 3Q-2012):   The net loss was flat due to the higher costs with imports of oil products, mainly gasoline, offset by lower selling expenses due to the decrease in the exports volumes and by a reversal of impairment charges on petrochemical assets.

(2012 X 2011): Net losses were higher due to the impact of the depreciation of the Real on crude oil costs (acquisition/transfer) and oil product costs (imports), and also due to a higher share of oil product imports over sales volumes. These effects were partially offset by higher oil product sales prices (both domestic and exports) and by a 5% increase in oil product outputs.

					Year ended December 31,
4Q-2012	3Q-2012	4Q12 X 3Q12 (%)	4Q-2011	Imports and Exports of Crude Oil and Oil Products (mbbl/d)(*)	2012	2011	2012 X 2011 (%)

301	385	(22)	380	Crude oil imports	346	362	(4)
505	437	16	394	Oil product imports	433	387	12
806	822	(2)	774	Imports of crude oil and oil products	779	749	4
236	375	(37)	361	Crude oil exports [6]	364	428	(15)
141	176	(20)	187	Oil product exports	184	203	(9)
377	551	(32)	548	Exports of crude oil and oil products [7]	548	631	(13)
(429)	(271)	(58)	(226)	Exports (imports) net of crude oil and oil products	(231)	(118)	(96)
1	12	(92)	1	Other exports	6	2	200

(4Q-2012 x 3Q-2012): Higher gasoline import volumes to meet the increased demand in the period.

Crude oil imports and exports decreased due to the higher share of domestic crude oil on the feedstock processed.

Crude oil exports were lower also due to part of the export volumes that remained in transit at the end of the period.

(2012 X 2011): Higher oil product import volumes, mainly gasoline and diesel, to meet the higher domestic demand.

Lower crude oil export volumes due to lower production and increased feedstock processed.

Oil product export volumes decreased due to the higher domestic demand.

________________________________________________

(*) Not revised.

6  Include crude oil exports volumes of Refining, Transportation and Marketing and Exploration & Production segments.

7   Starting from the second quarter of 2012, this number only includes volumes delivered to third parties. We have adjusted the 2011 numbers for comparison purposes.

FINANCIAL HIGHLIGHTS

					Year ended December 31,
4Q-2012	3Q-2012	4Q12 X 3Q12 (%)	4Q-2011	Refining Operations (mbbl/d) (*)	2012	2011	2012 X 2011 (%)

2,010	2,026	(1)	1,949	Output of oil products	1,997	1,896	5
2,018	2,013	-	2,013	Installed capacity [8]	2,018	2,013	-
98	98	-	94	Utilization of nominal capacity (%)	96	92	4
1,970	1,974	-	1,894	Feedstock processed - Brazil	1,944	1,862	4
83	82	1	82	Domestic crude oil as % of total feedstock processed	82	82	-

(4Q-2012 x 3Q-2012): The daily feedstock processed was virtually flat due to the operational stability of the processing units.

(2012 X 2011): Daily feedstock processed increased by 4% due to the lower scheduled maintenance stoppages and to the improved operating performance of the units.

					Year ended December 31,
4Q-2012	3Q-2012	4Q12 X 3Q12 (%)	4Q-2011	Refining Cost - Brazil (*)	2012	2011	2012 X 2011 (%)

3.81	4.62	(18)	4.76	Refining cost (U.S.$/barrel)	4.14	4.98	(17)

7.90	9.31	(15)	8.57	Refining cost (R$/barrel)	8.10	8.37	(3)

(4Q-2012 x 3Q-2012): Refining cost in U.S.$/barrel decreased by 18%. In R$/barrel it decreased by 15%, mainly as a result of lower employee compensation costs, which included the payment of a non-recurring bonus in the 3Q-2012, related to the signing of the 2012 Collective Bargaining Agreement, and due to a decrease in scheduled stoppages.

(2012 X 2011): Refining cost in U.S.$/barrel decreased by 17%. In R$/barrel it decreased by 3%, due to lower scheduled stoppages expenses and higher feedstock processed, partially offset by higher employee compensation costs arising from the 2011 and 2012 Collective Bargaining Agreements.

________________________________________________

(*) Not revised.

8  As registered by the National Petroleum, Gas and Biofuel Agency (ANP).

GAS & POWER

				(R$ million)	Year ended December 31,
4Q-2012	3Q-2012	4Q12 X 3Q12 (%)	4Q-2011	Net Income	2012	2011	2012 X 2011 (%)

500	345	45	483		1,638	3,109	(47)

(4Q-2012 x 3Q-2012): Net income increased due to higher electricity generation volumes and higher average prices of electricity, as a result of the lower hydroelectric availability, driven by lower rainfall levels in all Brazilian regions.

These effects were partially offset by higher natural gas import costs to meet the higher thermoelectric demand.

(2012 X 2011): Net income decreased due to lower margins on natural gas sales, driven by the impact of the appreciation of the U.S. dollar on LNG import costs and higher share of LNG imports over sales volumes, to meet the higher domestic thermoelectric demand, and also due to the positive impact of tax credits in 2011 (R$ 928 million).

These effects were partially offset by higher average electricity prices and sales volumes, due to the lower hydroelectric availability, driven by lower rainfall levels in all Brazilian regions.

					Year ended December 31,
4Q-2012	3Q-2012	4Q12 X 3Q12 (%)	4Q-2011	Physical and Financial Indicators (*)	2012	2011	2012 X 2011 (%)
2,363	2,496	(5)	2,214	Sales of electricity (contracts) - average MW	2,318	2,000	16
5,279	1,977	167	524	Generation of electricity - average MW	2,699	653	313
308	131	135	42	Differences settlement price - R$/MWh [9]	161	29	455
107	54	98	19	Imports of LNG (mbbl/d)	63	15	320
199	155	28	164	Imports of Gas (mbbl/d)	173	169	2

(4Q-2012 x 3Q-2012): Electricity sales (contracts) were lower due to the lower proved capacity available in the 4Q-2012, as sales volumes were advanced on previous quarters.

LNG and in Bolivian gas imports were higher to meet the increase in the thermoelectric demand for electricity generation. The higher availability of domestic gas partially offset the need for imports.

(2012 X 2011): Electricity sales volumes increased due to the higher proved capacity available.

The electricity generation and the differences settlement price were higher, driven by the lower rainfall levels in the period.

LNG import volumes increased to meet the domestic thermoelectric demand.

_____________________________________

 (*)  Not revised.

9 Weekly weighed prices per output level (light, medium and heavy), number of hours and submarket capacity.

FINANCIAL HIGHLIGHTS

BIOFUEL

				(R$ million)	Year ended December 31,
4Q-2012	3Q-2012	4Q12 X 3Q12 (%)	4Q-2011	Net Income	2012	2011	2012 X 2011 (%)

(17)	(44)	61	(40)		(218)	(157)	(39)

(4Q-2012 x 3Q-2012): Net loss decreased due to the higher results on biodiesel operations driven by the improved performance at the 27th ANP auction, diversification of raw materials, higher operational efficiency and higher tax benefits. These effects were partially offset by the effect of the depreciation of the Real on the debt of associates from the ethanol sector and by the lower sales volume.

(2012 X 2011): Losses on biodiesel operations in 2012 were partially offset by changes in auction rules in the fourth quarter 2011. This effect was more than offset by a decrease in the share of profit of investments due to lower results from associates from the ethanol sector and by an increase in research and development expenses.

DISTRIBUTION

				(R$ million)	Year ended December 31,
4Q-2012	3Q-2012	4Q12 X 3Q12 (%)	4Q-2011	Net Income	2012	2011	2012 X 2011 (%)

544	413	32	270		1,793	1,175	53

(4Q-2012 x 3Q-2012): Net income was higher due to a 14% increase in gross margins, driven by higher fuel oil and diesel sales for thermoelectric power plants of complement generation along with a 5% increase of sales volume in the period.

(2012 X 2011): Net income was higher due to a 16% increase in sales margins, driven by the impact of ethanol prices volatility in 2011, leading to inventory losses. Net income was higher also due to a 4% increase in sales volumes, as well as improved operational efficiency.

					Year ended December 31,
4Q-2012	3Q-2012	4Q12 X 3Q12 (%)	4Q-2011		2012	2011	2012 X 2011 (%)
38.6%	37.6%	1	39.8%	Market Share (*)	38.1%	39.2%	(1)

(*) Not revised.

FINANCIAL HIGHLIGHTS

INTERNATIONAL

				(R$ million)	Year ended December 31,
4Q-2012	3Q-2012	4Q12 X 3Q12 (%)	4Q-2011	Net Income	2012	2011	2012 X 2011 (%)

(629)	902	(170)	291		1,305	1,949	(33)

(4Q-2012 x 3Q-2012): Net income was lower in the 4Q-2012 due to: i) lower sales volumes in the U.S. Pasadena refinery and in the Akpo field in Nigeria, driven by maintenance stoppages; ii) impairment losses in the Pasadena Refinery (R$464 million); iii) higher exploration costs (R$56 million) and write-offs of wells (R$133 million); iv) provision for impairment of trade receivables in Angola (R$110 million), and inventory write-downs (R$154 million).

(2012 X 2011): Net income was lower mainly due to impairment losses in the Pasadena refinery in the United States (R$ 464 million).

					Year ended December 31,
4Q-2012	3Q-2012	4Q12 X 3Q12 (%)	4Q-2011	Exploration & Production - International (mbbl/d) 10 (*)	2012	2011	2012 X 2011 (%)

				Consolidated international production
133	142	(6)	146	Crude oil and NGLs	139	140	(1)
97	94	3	100	Natural gas	97	97	-
230	236	(3)	246	Total	236	237	-
6	6	-	8	Non-consolidated international production	7	8	(13)
236	242	(2)	254	Total international production	243	245	(1)

(4Q-2012 x 3Q-2012): Crude oil and NGL production decreased due to the maintenance scheduled stoppage in the Akpo field in Nigeria (-13 mbd), partially offset by the production startup in the Chinook field, in United States (+3 mbd).

Higher natural gas production due to the increased production in Bolivia (+6mboe) driven by the higher demand from Brazil, partially offset by the production stoppage in Austral Basin in Argentina (-2mboed).

(2012 X 2011): Crude oil and NGL production was virtually flat in the period. The agreements related to Upia, Caguan and Hobo in Colombia were terminated and there was a scheduled stoppage in the Akpo field (in November 2012) along with a production decrease related to the production-sharing agreement, both in Nigeria. These effects were offset by the production startup of the Cascade and Chinook fields and by Coulomb field in the United States, which resumed to normal operation.

Natural gas production remained flat in the period.

(*) [1]

(*)   Not revised.

10  Some of the countries that comprise the international production, such as Nigeria and Angola, are operating under the production-sharing model, with the production taxes charged in crude oil barrels.

FINANCIAL HIGHLIGHTS

					Year ended December 31,
4Q-2012	3Q-2012	4Q12 X 3Q12 (%)	4Q-2011	Lifting Cost - International (U.S.$/barrel) (*)	2012	2011	2012 X 2011 (%)

10.34	9.07	14	7.02		8.93	6.78	32

(4Q-2012 x 3Q-2012): Lifting cost increased due to the initial costs related to the production start-up in the Chinook field (United States); higher repair and maintenance costs due to repairs in storage tanks in Argentina; and due to lower production in Nigeria, driven by a scheduled stoppage.

(2012 X 2011): Lifting cost was higher due to initial production costs related to third-party services and well intervention in the Cascade field in February 2012 and in the Chinook field in September 2012, both in the United States, as well as higher maintenance and repair costs in mature fields in Argentina.

					Year ended December 31,
4Q-2012	3Q-2012	4Q12 X 3Q12 (%)	4Q-2011	Refining Operations - International (mbbl/d) (*)	2012	2011	2012 X 2011 (%)

159	170	(6)	145	Feedstock processed	177	174	2
177	183	(3)	161	Output of oil products	192	188	2
231	231	-	231	Installed capacity	231	231	-
65	69	(4)	62	Utilization of nominal capacity (%)	70	67	3

(4Q-2012 x 3Q-2012): Lower feedstock processed, output of oil products and nominal capacity utilization due to the maintenance stoppage of the atmospheric distillation unit in the U.S. Pasadena Refinery.

(2012 X 2011): Feedstock processed, output of oil products and utilization of nominal capacity were higher, due to higher operational efficiency in the Pasadena Refinery in the United States and due to higher feedstock processed in our Japanese refinery to meet the higher domestic demand. These effects were partially offset by the disposal of the San Lorenzo Refinery in Argentina in May 2011.

					Year ended December 31,
4Q-2012	3Q-2012	4Q12 X 3Q12 (%)	4Q-2011	Refining Cost - International (U.S.$/barrel) (*)	2012	2011	2012 X 2011 (%)

4.87	4.28	14	4.54		4.03	4.87	(17)

(4Q-2012 x 3Q-2012): Refining cost decreased due to the lower feedstock processed in the United States, along with the higher maintenance expenses in our Japanese refinery.

(2012 X 2011): Refining cost was lower due to higher operational efficiency in the Pasadena Refinery in the United States.

   (*)

(*) Not revised.

FINANCIAL HIGHLIGHTS

Sales Volumes (mbbl/d) (*)

					Year ended December 31,
4Q-2012	3Q-2012	4Q12 X 3Q12 (%)	4Q-2011		2012	2011	2012 X 2011 (%)
986	984	-	905	Diesel	937	880	6
610	569	7	547	Gasoline	570	489	17
108	78	38	82	Fuel oil	84	82	2
156	169	(8)	184	Naphtha	165	167	(1)
223	232	(4)	224	LPG	224	224	-
106	106	-	105	Jet fuel	106	101	5
202	212	(5)	182	Others	199	188	6
2,391	2,350	2	2,229	Total oil products	2,285	2,131	7
91	85	7	85	Ethanol, nitrogen fertilizers, renewables and other products	83	86	(3)
408	341	20	316	Natural gas	357	304	17
2,890	2,776	4	2,630	Total domestic market	2,725	2,521	8
378	563	(33)	549	Exports	554	633	(12)
484	548	(12)	625	International sales	506	563	(10)
862	1,111	(22)	1,174	Total international market	1,060	1,196	(11)
3,752	3,887	(3)	3,804	Total	3,785	3,717	2

Our domestic sales volumes were 8% higher compared to 2011, primarily due to the oil products set out below:

•         Gasoline (a 17% increase) – due to the increase in the flex-fuel automotive fleet, higher competitive advantage relative to ethanol in most Brazilian federal states and the reduction of the anhydrous ethanol content on Type C gasoline as from October 2011 (from 25% to 20%);

•         Diesel (a 6% increase) – due to the increase in the retail sector, along with higher thermoelectric consumption in the northern region of Brazil;

•         Natural gas (a 17% increase) – due to higher thermoelectric demand, driven by lower water reservoir levels at hydroelectric power plants.

•         Jet fuel (a 5% increase) – due to higher demand in the aviation sector.

___________________

(*) Not revised.

FINANCIAL HIGHLIGHTS

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Statement of Cash Flows Data – Summary 11

R$ Million
				Year ended December 31,
4Q-2012	3Q-2012	4Q-2011		2012	2011

30,187	26,318	32,708	Cash and cash equivalents at the beginning of period	35,747	29,416
11,677	16,367	14,287	(+) Net cash provided by operating activities	54,145	56,322
(21,121)	(16,324)	(16,440)	(-) Net cash used in investing activities	(74,939)	(57,838)
923,386)	(19,778)	(21,523)	Investments in operating segments	(79,263)	(69,445)
2,265	3,454	5,083	Investments in marketable securities	4,324	11,607
(9,444)	43	(2,153)	(=) Net cash flow	(20,794)	(1,516)
6,448	3,787	7,655	(+) Net financings	17,316	18,277
13,069	13,721	12,366	(+) Proceeds from long-term financing	48,931	40,433
(6,621)	(9,934)	(4,711)	(-) Repayments	(31,615)	(22,156)
(1)	(14)	(2,394)	(-) Dividends paid	(6,187)	(10,659)
427	11	14	(+) Acquisition of non-controlling interest	520	46
11	42	(83)	(+) Effect of exchange rate changes on cash and cash equivalents	1,026	183
27,628	30,187	35,747	Cash and cash equivalents at the end of period	27,628	35,747

At December 31, 2012, we had cash and cash equivalents of R$ 27,628 million compared with R$ 35,747 million at December 31, 2011.

Net cash provided by operating activities in 2012 (R$ 54,145 million) decreased by 4% compared to 2011 (R$ 56,322 million), mainly driven by lower gross margins due to the impact of the depreciation of the Real on imports of crude oil and oil products and production taxes, as well as higher import volumes in 2012 (excluding depreciation, depletion and amortization from cost of sales).

Net cash used in investing activities increased from R$57,838  million in 2011 to R$74,939 million in 2012, mainly invested in Exploration & Production (R$41,933 million) and Refining, Transportation and Marketing (R$26,932 million) activities.

Cash provided by long-term financing (R$48,931 million) along with cash provided by operating activities (R$  54,145  million) sourced part of our capital expenditures needs, repayment of debts and payment of dividends, hence R$8,119 million from our cash and cash equivalents were used in 2012.

Our adjusted cash and cash equivalents12 reached R$ 48,497  million at December 31, 2012 (which includes government securities with maturity of more than 90 days of R$ 20,869 million), 8% lower compared with R$ 52,532  million at December 31, 2011.

	R$ million

	12.31.2012	12.31.2011
Cash and cash equivalents	27,628	35,747
Government securities	20,869	16,785
Adjusted cash and cash equivalents	48,497	52,532

_____________________________

11 For more details, see the Consolidated Statement of Cash Flows Data on page 20.

12 Our adjusted cash and cash equivalents are not computed in accordance with International Standards -IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS.  Our calculation of adjusted cash and cash equivalents may not be comparable to adjusted cash and cash equivalents of other companies. Management believes that adjusted cash and cash equivalents is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.

FINANCIAL HIGHLIGHTS

Capital expenditures and investments

	R$ million
	Year ended December 31,
	2012	%	2011	%	%

Exploration & Production	42,970	51	34,251	47	25
Refining, Transportation and Marketing	28,860	34	27,117	37	6
Gas & Power	4,166	5	3,848	5	8
International	5,098	6	4,440	6	15
Exploration & Production	4,649	91	3,951	90	18
Refining, Transportation and Marketing	259	5	315	7	(18)
Gas & Power	11	-	52	1	(79)
Distribution	145	3	100	2	45
Other	34	1	22	-	55
Distribution	1,307	2	1,157	2	13
Biofuel	299	-	503	1	(41)
Corporate	1,437	2	1,230	2	17
Total capital expenditures and investments	84,137	100	72,546	100	16

Pursuant to its strategic objectives, the Company operates through joint ventures in Brazil and abroad, as a concessionaire of oil and gas exploration, development and production rights.

In 2012 we invested an amount of R$ 84,137 million, primarily aiming at increasing production, modernizing and expanding our refineries, as well as integrating and expanding our transportation network through pipelines and distribution systems.

FINANCIAL HIGHLIGHTS

Consolidated debt

	R$ million

	12.31.2012	12.31.2011%
Current debt [13]	15,320	18,966	(19)
Non-current debt [14]	180,994	136,588	33
Total	196,314	155,554	26
Cash and cash equivalents	27,628	35,747	(23)
Government securities (maturity of more than 90 days)	20,869	16,785	24
Adjusted cash and cash equivalents	48,497	52,532	(8)
Net debt [15]	147,817	103,022	43
Net debt/(net debt+shareholders' equity)	30%	24%	6
Total net liabilities [16]	629,219	547,565	15
Capital structure
(Net third parties capital / total net liabilities)	45%	39%	6
Net debt/Adjusted EBITDA ratio	2.77	1.66	67
Arrendamentos Mercantis Financeiros ..... (CP)	37	82

	US$ million

	12.31.2012	12.31.2011%
Current debt	7,497	10,111	(26)
Non-current debt	88,570	72,816	22
Total	96,067	82,927	16
Net debt	72,335	54,922	32

The net debt of the Consolidated Petrobras Group in Reais increased by 43  % over December 31, 2011, due to the long-term funding and to an impact of a 8.9% depreciation of the Real relative to the U.S. dollar.

------------------------------------------------------------------------

13 Includes Capital lease obligations (R$37 million on December 31, 2012 and R$82 million on December 31, 2011).

14 Includes Capital lease obligations (R$176 million on December 31, 2012 and R$183 million on December 31, 2011).

15 Our  net debt is not computed in accordance with International Standards -IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.

16 Total liabilities net of adjusted cash and cash equivalents.

FINANCIAL HIGHLIGHTS

FINANCIAL STATEMENTS

Income Statement – Consolidated

R$ million
				Year ended December 31,
4Q-2012	3Q-2012	4Q-2011		2012	2011

73,405	73,793	65,257	Sales revenues	281,379	244,176
(56,843)	(55,707)	(47,951)	Cost of sales	(210,472)	(166,939)
16,562	18,086	17,306	Gross profit	70,907	77,237
(2,370)	(2,532)	(2,399)	Selling expenses	(9,604)	(8,950)
(2,605)	(2,541)	(2,406)	General and administrative expenses	(9,842)	(8,647)
(2,152)	(1,292)	(1,502)	Exploration costs	(7,871)	(4,428)
(703)	(586)	(754)	Research and development expenses	(2,238)	(2,444)
(271)	(171)	(259)	Other taxes	(760)	(777)
(2,341)	(2,100)	(2,234	Other operating income and expenses, net	(8,195)	(6,588)
(10,442)	(9,222)	(9,554)		(38,510)	(31,834)
6,120	8,864	7,752	Net income before financial results, profit(sharing and income taxes	32,397	45,403
3,426	981	1,147	Finance income	7,241	6,543
(1,118)	(1,095)	(953)	Finance expense	(3,950)	(2,422)
480	(455)	206	Monetary and exchange variation	(7,014)	(3,999)
2,788	(569)	400	Net finance income (expense)	(3,723)	122
182	192	95	Share of profit of equity(accounted investments	84	386
(381)	(264)	(262	Profit-sharing	(1,005)	(1,560)
8,709	8,223	7,985	Net income before income taxes	27,753	44,351
(942)	(2,588)	(2,757)	Income taxes	(6,794)	(11,241)
7,767	5,635	5,228	Net income	20,959	33,110
			Net income (loss) attributable to:
7,747	5,567	5,049	Shareholders of Petrobras	21,182	33,313
20	68	179	Non-controlling interests	(223)	(203)
7,767	5,635	5,228		20,959	33,110

FINANCIAL HIGHLIGHTS

Statement of Financial Position – Consolidated17

ASSETS	R$ million

	12.31.2012	12.31.2011

Current assets	118,102	121,164
Cash and cash equivalents	27,628	35,747
Marketable securities	21,316	16,808
Trade and other receivables, net	22,681	22,053
Inventories	29,736	28,447
Recoverable taxes	11,387	12,846
Other current assets	5,354	5,263

Non-current assets	559,614	478,933
Long-term receivables	47,214	42,134
Trade and other receivables, net	9,075	6,103
Marketable securities	359	5,747
Judicial deposits	5,510	3,902
Deferred taxes	11,293	8,042
Other tax assets	10,673	9,214
Advances to suppliers	6,449	5,892
Other non-current assets	3,855	3,234
Investments	12,477	12,248
Property, plant and equipment	418,716	343,117
Intangible assets	81,207	81,434

Total assets	677,716	600,097

LIABILITIES	R$ million

	12.31.2012	12.31.2011
Current liabilities	69,620	68,212
Current debt	15,320	18,966
Trade payables	24,775	22,252
Taxes payable	12,522	10,969
Dividends payable	6,154	3,878
Employee compensation (payroll, profit-sharing and related charges)	4,420	4,742
Pension and medical benefits	1,610	1,427
Other current liabilities	4,819	5,978
Non-current liabilities	262,663	199,661
Non-current debt	180,994	136,588
Deferred taxes	39,262	33,230
Pension and medical benefits	18,953	16,653
Provision for decommissioning costs	19,292	8,839
Provisions for legal proceedings	2,585	2,041
Other non-current liabilities	1,577	2,310
Shareholders' equity	345,433	332,224
Share capital	205,392	205,380
Profit reserves and others	137,687	124,459
Non-controlling interests	2,354	2,385
Total liabilities and shareholders' equity	677,716	600,097

------------------------------------------------------------------------

17 Some amounts of 2011 were reclassified to provide better comparison with the current period, without generating effects on Income Statement and Shareholders’ Equity.

FINANCIAL HIGHLIGHTS

Statement of Cash Flows Data – Consolidated

R$ million
			Year ended December 31,
4Q-2012	3Q-2012	4Q-2011		2012	2011

7,747	5,567	5,049	Net income/(loss) attributable to the shareholders of Petrobras	21,182	33,313
3,930	10,800	9,238	(+) Adjustments for:	32,963	23,009
5,925	5,775	5,904	Depreciation, depletion and amortization	21,766	17,739
612	1,329	23	Exchange variation, monetary and finance charges	8,584	6,238
20	68	179	Non-controlling interests	(223)	(203
(182)	(192)	(95)	Share of profit of equity-accounted investments	(84)	(386)
(50)	(37)	314	Gains/(Losses) on disposal of non-current assets	80	885
676	1,786	2,947	Deferred income taxes, net	4,256	6,157
1,502	844	989	Exploration expenditures writen-off	5,628	2,504
665	170	1,070	Impairment	1,747	1,824
1,056	1,007	726	Pension and medical benefits (actuarial expense)	4,074	2,893
100	(1,315)	(794)	Inventories	(3,560)	(8,335)
(1,798)	(425)	(484)	Trade and other receivables, net	(3,068)	(3,848)
(1,621)	3,026	571	Trade payables	2,115	4,112
(520)	(183)	(490)	Pension and medical benefits	(1,443)	(1,410)
289	(1,422)	(1,651)	Taxes payable	(2,341)	(3,405)
(2,744	369	29	Other assets and liabilities[18]	(4,568)	(1,756
11,677	16,367	14,287	(=) Net cash provided by (used in) operating activities	54,145	56,322
(21,121)	(16,324)	(16,440)	(-) Net cash provided by (used in) investing activities	(74,939)	(57,838)
(23,386)	(19,778)	(21,523)	Investments in operating segments	(79,263)	(69,445)
2,265	3,454	5,083	Investments in marketable securities	4,324	11,607
(9,444)	43	(2,153)	(=) Net cash flow	(20,794)	(1,516
6,874	3,784	5,275	(-) Net cash provided by (used in) financing activities	11,649	7,664
13,069	13,721	12,366	Proceeds from long-term financing	48,931	40,433
(4,635)	(6,889)	(3,050)	Repayment of principal	(22,317)	(14,523)
(1,986)	(3,045)	(1,661)	Repayment of interest	(9,298)	(7,633)
(1)	(14)	(2,394)	Dividends paid	(6,187)	(10,659)
427	11	14	Acquisition of non-controlling interest	520	46
11	42	(83)	(+) Effect of exchange rate changes on cash and cash equivalents	1,026	183
(2,559)	3,869	3,039	(=) Net increase (decrease) in cash and cash equivalents in the period	(8,119)	6,331
30,187	26,318	32,708	Cash and cash equivalents at the beginning of period	35,747	29,416
27,628	30,187	35,747	Cash and cash equivalents at the end of period	27,628	35,747

------------------------------------------------------------------------

18 Includes income of marketable securities, mainly derived from the sale of NTN’s-B in 2012, and from judicial deposits.

SEGMENT INFORMATION

Consolidated Income Statement by Segment

	Year ended December 31, 2012
	R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

Sales revenues	145,573	227,643	23,209	895	79,601	34,985	-	(230,527)	281,379
Intersegments	143,873	74,166	2,503	719	1,724	7,542	-	(230,527)	-
Third parties	1,700	153,477	20,706	176	77,877	27,443	-	-	281,379
Cost of sales	(65,651)	(253,895)	(19,010)	(945)	(72,316)	(27,499)	-	228,844	(210,472)
Gross profit (loss)	79,922	(26,252)	4,199	(50)	7,285	7,486	-	(1,683)	70,907
Expenses	(10,708)	(7,916)	(2,108)	(200)	(4,489)	(3,746)	(9,641)	298	(38,510)
Selling, general and administrative expenses	(963)	(5,935)	(1,896)	(125)	(4,373)	(1,805)	(4,647)	298	(19,446)
Exploration costs	(7,114)	-	-	-	-	(757)	-	-	(7,871)
Research and development expenses	(1,057)	(444)	(74)	(67)	(5)	(1)	(590)	-	(2,238)
Other taxes	(103)	(128)	(116)	(2)	(24)	(219)	(168)	-	(760)
Other operating income and expenses, net	(1,471)	(1,409)	(22)	(6)	(87)	(964)	(4,236)	-	(8,195)
Net income (loss) before financial results, profit-sharing and income taxes	69,214	(34,168)	2,091	(250)	2,796	3,740	(9,641)	(1,385)	32,397
Net finance income (expense)	-	-	-	-	-	-	(3,723)	-	(3,723)
Share of profit of equity-accounted investments	(3)	(205)	378	(52)	2	(31)	(5)	-	84
Profit-sharing	(342)	(267)	(38)	(2)	(83)	(29)	(244)	-	(1,005)
Net income (loss) before income taxes	68,869	(34,640)	2,431	(304)	2,715	3,680	(13,613)	(1,385)	27,753
Income taxes	(23,417)	11,709	(698)	86	(922)	(2,244)	8,222	470	(6,794)
Net income	45,452	(22,931)	1,733	(218)	1,793	1,436	(5,391)	(915)	20,959
Net income (loss) attributable to:
Shareholders of Petrobras	45,446	(22,931)	1,638	(218)	1,793	1,305	(4,936)	(915)	21,182
Non-controlling interests	6	-	95	-	-	131	(455)	-	(223)
	45,452	(22,931)	1,733	(218)	1,793	1,436	(5,391)	(915)	20,959

	Year ended December 31, 2011
	R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

Sales revenues	124,028	198,516	16,295	535	73,633	28,374	-	(197,205)	244,176
Intersegments	123,165	63,833	2,182	482	1,223	6,320	-	(197,205)	-
Third parties	863	134,683	14,113	53	72,410	22,054	-	-	244,176
Cost of sales	(55,118)	(205,998)	(9,550)	(588)	(67,630)	(21,679)	-	193,624	(166,939)
Gross profit (loss)	68,910	(7,482)	6,745	(53)	6,003	6,695	-	(3,581)	77,237
Expenses	(7,058)	(7,026)	(2,533)	(222)	(4,118)	(3,169)	(8,008)	300	(31,834)
Selling, general and administrative expenses	(819)	(5,536)	(1,739)	(111)	(4,024)	(1,554)	(4,114)	300	(17,597)
Exploration costs	(3,674)	-	-	-	-	(754)	-	-	(4,428)
Research and development expenses	(1,248)	(470)	(116)	(50)	(9)	(1)	(550)	-	(2,444)
Other taxes	(80)	(90)	(165)	(1)	(41)	(192)	(208)	-	(777)
Other operating income and expenses, net	(1,237)	(930)	(513)	(60)	(44)	(668)	(3,136)	-	(6,588)
Net income (loss) before financial results, profit-sharing and income taxes	61,852	(14,508)	4,212	(275)	1,885	3,526	(8,008)	(3,281)	45,403
Net finance income (expense)	-	-	-	-	-	-	122	-	122
Share of profit of equity-accounted investments	74	(165)	398	26	9	40	4	-	386
Profit-sharing	(488)	(348)	(61)	(2)	(118)	(52)	(491)	-	(1,560)
Net income (loss) before income taxes	61,438	(15,021)	4,549	(251)	1,776	3,514	(8,373)	(3,281)	44,351
Income taxes	(20,863)	5,051	(1,411)	94	(601)	(1,547)	6,920	1,116	(11,241)
Net income	40,575	(9,970)	3,138	(157)	1,175	1,967	(1,453)	(2,165)	33,110
Net income (loss) attributable to:
Shareholders of Petrobras	40,594	(9,955)	3,109	(157)	1,175	1,949	(1,237)	(2,165)	33,313
Non-controlling interests	(19)	(15)	29	-	-	18	(216)	-	(203)
	40,575	(9,970)	3,138	(157)	1,175	1,967	(1,453)	(2,165)	33,110

Other Operating Income (Expenses) by Segment

	Year ended December 31, 2012
	R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

Pension and medical benefits	-	-	-	-	-	-	(2,032)	-	(2,032)
Unscheduled stoppages and pre-operating expenses	(1,253)	(171)	(169)	-	-	(53)	(32)	-	(1,678)
Institutional relations and cultural projects	(81)	(87)	(14)	-	(120)	(34)	(1,182)	-	(1,518)
Inventory write-down to net realizable value (market value)	(21)	(525)	-	(10)	-	(909)	-	-	(1,465)
Losses/gains on legal and administrative proceedings	(120)	(431)	(61)	-	(138)	(166)	(476)	-	(1,392)
Expenses related to collective bargaining agreement	(341)	(204)	(28)	-	(52)	(12)	(265)	-	(902)
Expenditures on health, safety and environment	(61)	(197)	(8)	-	-	(72)	(230)	-	(568)
Impairment	(71)	278	(1)	-	-	(487)	-	-	(281)
Government Grants	47	64	22	-	-	622	-	-	755
Expenditures/reimbursements from operations in E&P partnerships	473	-	-	-	-	72	-	-	545
Others	(43)	(136)	237	4	223	75	(19)	-	341

	(1,471)	(1,409)	(22)	(6)	(87)	(964)	(4,236)	-	(8,195)

Other Operating Income (Expenses) by Segment

	Year ended December 31, 2011
	R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

Pension and medical benefits	-	-	-	-	-	-	(1,555)	-	(1,555)
Unscheduled stoppages and pre-operating expenses	(863)	(73)	(166)	-	-	(364)	-	-	(1,466)
Institutional relations and cultural projects	(70)	(77)	(9)	-	(121)	(24)	(1,138)	-	(1,439)
Inventory write-down to net realizable value (market value)	1	(290)	-	(34)	-	(723)	-	-	(1,046)
Losses/gains on legal and administrative proceedings	237	65	(19)	-	(30)	(57)	17	-	213
Expenses related to collective bargaining agreement	(279)	(122)	(22)	-	(45)	(10)	(222)	-	(700)
Expenditures on health, safety and environment	(76)	(151)	(8)	-	-	(203)	(334)	-	(772)
Impairment	(412)	(278)	(1)	-	-	27	-	-	(664)
Government Grants	120	101	75	-	-	319	-	-	615
Expenditures/reimbursements from operations in E&P partnerships	16	-	-	-	-	-	-	-	16
Others	89	(105)	(363)	(26)	152	367	96	-	210
	(1,237)	(930)	(513)	(60)	(44)	(668)	(3,136)	-	(6,588)

Consolidated Assets by Segment

	Year ended December 31, 2012
	R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

Total assets	310,199	186,895	58,145	2,550	16,615	38,284	79,950	(14,922)	677,716

Current assets	13,415	41,610	7,377	239	6,490	7,186	55,956	(14,171)	118,102
Non-current assets	296,784	145,285	50,768	2,311	10,125	31,098	23,994	(751)	559,614
Long-term receivables	10,462	9,364	3,504	33	3,785	4,564	16,253	(751)	47,214
Investments	164	5,920	2,371	1,757	31	1,915	319	-	12,477
Property, plant and equipment	210,029	129,686	44,108	521	5,585	22,237	6,550	-	418,716
Intangible assets	76,129	315	785	-	724	2,382	872	-	81,207

Consolidated Assets by Segment

	Year ended December 31, 2011
	R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

Total assets	264,701	158,185	51,857	2,419	14,892	36,439	85,870	(14,266)	600,097

Current assets	10,537	41,203	4,707	239	7,956	8,272	61,886	(13,636)	121,164
Non-current assets	254,164	116,982	47,150	2,180	6,936	28,167	23,984	(630)	478,933
Long-term receivables	7,766	7,910	3,050	32	1,344	5,465	17,197	(630)	42,134
Investments	23	6,306	2,160	1,612	84	1,873	190	-	12,248
Property, plant and equipment	170,010	102,473	41,208	536	4,709	18,516	5,665	-	343,117
Intangible assets	76,365	293	732	-	799	2,313	932	-	81,434

FINANCIAL HIGHLIGHTS

Consolidated Adjusted EBITDA Statement by Segment

	Year ended December 31, 2012
	R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

Net income	45,452	(22,931)	1,733	(218)	1,793	1,436	(5,391)	(915)	20,959
Net finance income (expense)	-	-	-	-	-	-	3,723	-	3,723
Income taxes	23,417	(11,709)	698	(86)	922	2,244	(8,222)	(470)	6,794
Depreciation, depletion and amortization	12,763	4,109	1,783	41	396	2,001	673	-	21,766
EBITDA	81,632	(30,531)	4,214	(263)	3,111	5,681	(9,217)	(1,385)	53,242
Share of profit of equity-accounted investments	3	205	(378)	52	(2)	31	5	-	(84)
Impairment	71	(278)	1	-	-	487	-	-	281
Adjusted EBITDA	81,706	(30,604)	3,837	(211)	3,109	6,199	(9,212)	(1,385)	53,439

Consolidated Adjusted EBITDA Statement by Segment

	Year ended December 31, 2011
	R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

Net income	40,575	(9,970)	3,138	(157)	1,175	1,967	(1,453)	(2,165)	33,110
Net finance income (expense)	-	-	-	-	-	-	(122)	-	(122)
Income taxes	20,863	(5,051)	1,411	(94)	601	1,547	(6,920)	(1,116)	11,241
Depreciation, depletion and amortization	10,707	2,637	1,806	45	364	1,565	615	-	17,739
EBITDA	72,145	(12,384)	6,355	(206)	2,140	5,079	(7,880)	(3,281)	61,968
Share of profit of equity-accounted investments	(74)	165	(398)	(26)	(9)	(40)	(4)	-	(386)
Impairment	412	278	1	-	-	(27)	-	-	664
Adjusted EBITDA	72,483	(11,941)	5,958	(232)	2,131	5,012	(7,884)	(3,281)	62,246

FINANCIAL HIGHLIGHTS

Consolidated Income Statement for International Segment

	International
	R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL
Income Statement - Year ended December 31, 2012

Sales revenues	10,468	17,533	1,175	10,133	-	(4,324)	34,985
Intersegments	7,472	4,290	73	31	-	(4,324)	7,542
Third parties	2,996	13,243	1,102	10,102	-	-	27,443

Net income (loss) before financial results, profit-sharing and income taxes	4,702	(831)	262	141	(567)	33	3,740

Net income (loss) attributable to the shareholders of Petrobras	2,509	(816)	243	132	(796)	33	1,305

	International
	R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL
Income Statement - Year ended December 31, 2011

Sales revenues	8,615	14,241	909	8,320	-	(3,711)	28,374
Intersegments	6,373	3,585	39	45	-	(3,722)	6,320
Third parties	2,242	10,656	870	8,275	-	11	22,054

Net income (loss) before financial results, profit-sharing and income taxes	3,969	(226)	190	120	(507)	(20)	3,526

Net income (loss) attributable to the shareholders of Petrobras	2,217	(213)	262	99	(396)	(20)	1,949

Consolidated Assets for International Segment

	International
	R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Total assets on December 31, 2012	30,817	4,913	1,551	2,217	3,227	(4,441)	38,284

Total assets on December 31, 2011	27,358	6,365	1,742	1,889	3,412	(4,327)	36,439

APPENDIX

1. Effect of the average cost on the cost of sales (R$ million)

Products remain in inventory for an average of 60 days and, therefore, the changes on international crude oil and oil products prices and the effect of the exchange rate variation on imports and on production taxes do not fully impact the costs of sales for the period, fully impacting only the following period. The estimated effects on the cost of sales are set out in the table below:

	3Q-2012	4Q-2012	(*)
Effect of the average cost on the cost of sales (R$ million)	859	12	(847)
( ) increase on the cost of sales

 (*) The cost of sales for the 4Q-2012 was positively impacted by realization of inventories previously purchased at lower costs (slightly less than the 3Q-2012), considering the changes on international prices at the moment of the inventory formation.

2. Reconciliation of EBITDA

R$ million

					Year ended December 31,
4Q-2012	3Q-2012	4Q12 X 3Q12 (%)	4Q-2011		2012	2011	2012 X 2011 (%)

7,767	5,635	38	5,228	Net income	20,959	33,110	(37)
(2,788)	569	(590)	(400)	Net finance income (expense)	3,723	(122)	-
942	2,588	(64)	2,757	Income taxes	6,794	11,241	(40)
5,925	5,775	3	5,904	Depreciation, depletion and amortization	21,766	17,739	23
11,846	14,567	(19)	13,489	EBITDA	53,242	61,968	(14)
(182)	(192)	5	(95)	Share of profit of equity-accounted investments	(84)	(386)	78
280	-	-	660	Impairment	281	664	(58)
11,944	14,375	(17)	14,054	Adjusted EBITDA	53,439	62,246	(14)
16	19	(3)	22	Adjusted EBITDA margin (%) [19]	19	25	(6)

EBITDA is not an IFRS measure and represents net income (loss) before net finance income (expense), income taxes and depreciation, depletion and amortization. Our adjusted EBITDA (according to CVM Instruction 527 of October 4, 2012) is computed by excluding share of profit of equity-accounted investments and impairment, in order to provide a better information about our ability to pay debt, carry out investments and cover our working capital needs. Both measures should not be considered as substitutes for net income before financial results, profit-sharing and income taxes or as better liquidity measures than the operational cash flow for the periods above. Adjusted EBITDA may not be comparable with the same measure as reported by other companies.

______________________________

19 Adjusted EBITDA margin equals Adjusted EBITDA divided by sales revenues.

TAXES AND PRODUCTION TAXES

3. Consolidated Taxes and Contributions

The economic contribution of Petrobras, measured by current taxes paid and payable, was R$ 73,043 million.

R$ million
					Year ended December 31,
4Q-2012	3Q-2012	4Q12 X 3Q12 (%)	4Q-2011		2012	2011	2012 X 2011 (%)
				Economic Contribution - Brazil
9,936	11,098	(10)	9,885	Domestic Value-Added Tax (ICMS)	39,412	36,763	7
18	13	38	1,261	CIDE [20]	2,023	7,488	(73)
4,058	4,356	(7)	3,725	PIS/COFINS	15,951	14,685	9
432	2,190	(80)	1,138	Income Tax and Social Contribution	4,850	9,822	(51)
1,256	887	42	1,280	Others	3,934	2,369	66
15,700	18,544	(15)	17,289	Subtotal - Brazil	66,170	71,127	(7)
1,784	1,621	10	2,484	Economic Contribution - International	6,873	5,650	22
17,484	20,165	(13)	19,773	Total	73,043	76,777	(5)

4. Production Taxes

R$ million
					Year ended December 31,
4Q-2012	3Q-2012	4Q12 X 3Q12 (%)	4Q-2011		2012	2011	2012 X 2011 (%)
				Brazil
3,814	3,519	8	3,506	Royalties	14,459	12,533	15
3,986	3,762	6	4,016	Special participation charges	15,783	13,837	14
39	40	(3)	43	Rental of areas	156	137	14
7,839	7,321	7	7,565	Subtotal - Brazil	30,398	26,507	15
235	226	4	205	International	903	699	29
8,074	7,547	7	7,770	Total	31,301	27,206	15

Production taxes in Brazil increased in the 4Q-2012 compared to the 3Q-2012, due to the higher production of larger fields that pay special participation charges and due to a 1% increase in the reference price for domestic oil (used to compute the production taxes), that reached an average of R$197.09/bbl (U.S.$95.77/bbl) in the 4Q-2012 compared to R$194.34/bbl (U.S.$95.82/bbl) in the 3Q-2012.

Production taxes in Brazil increased in 2012 compared to 2011, mainly due to a 15% increase in the reference price for domestic oil that reached an average of R$192.73/bbl (U.S.$98.63/bbl) in 2012 compared to R$168.07/bbl (U.S.$100.39/bbl) in 2011, driven by a 17% depreciation of the Real relative to the U.S. dollar.

______________________________

20 CIDE - Contribution for Intervention in the Economic Sector.

APPENDIX

5. Assets and Liabilities subject to Exchange Variation

The Company is exposed to foreign exchange risk from recognized assets and liabilities, arising from the volatility of currency markets, mainly the Real relative to the U.S. dollar. The balances of assets and liabilities in foreign currency of subsidiaries outside of Brazil are not included on the exposure below when transacted in a currency equivalent to their respective functional currencies. On December 31,  2012, the Company had a net liability position regarding foreign exchange exposure hence the appreciation of the Real relative to the U.S. dollar generates an exchange variation income, while the depreciation of the Real generates an exchange variation expense.

The net foreign exchange exposure increased from R$ 55,575 million on December 31, 2011 to R$ 104,467 million on December 31, 2012, due to the exchange depreciation and to the financing and loans.

ASSETS	R$ million

	12.31.2012	12.31.2011

Current assets	3,784	14,718
Cash and cash equivalents	1,425	6,284
Amounts invested abroad through subsidiaries
to be used in Brazil in commercial activities	1,228	6,677
Other current assets	1,131	1,757

Non-current assets	13,609	12,153
Amounts invested abroad through international
subsidiaries, in E&P equipment to be used in Brazil and in commercial activities	12,076	10,427
Other non-current assets	1,533	1,726

Total assets	17,393	26,871

LIABILITIES	R$ million

	12.31.2012	12.31.2011

Current liabilities	(20,647)	(19,853)
Current debt	(3,667)	(6,277)
Trade payables	(3,905)	(5,882)
Amounts derived from abroad through	-	-
subsidiaries to be used in Brazil	(12,632)	(7,463)
Other current liabilities	(443)	(231)

Non-current liabilities	(67,780)	(36,885)
Non-current debt	(44,447)	(35,746)
Amounts derived from abroad through
subsidiaries to be used in Brazil	(22,265)	(882)
Other non-current liabilities	(1,068)	(257)

Total liabilities	(88,427)	(56,738)

(-) FINAME Loans - in Reais indexed to U.S. dollar	-	(12)
(-) BNDES Loans - in Reais indexed to U.S. dollar	(28,775)	(26,621)

Net assets (liabilities) in Reais	(99,809)	(56,500)
Net Derivatives (notional value contracted)	(1,371)	925

Net Exposure	(101,180)	(55,575)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Febuary 5, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.